FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Report on Form 6-K dated April 22, 2003

HUNGARIAN TELECOMMUNICATIONS CO. LTD.

(Translation of registrant’s name into English)

Budapest, 1013, Krisztina krt. 55, Hungary

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

GENERAL MEETING DECISION ON DIVIDEND AT MAKTEL

BUDAPEST — April 18, 2003 - Matáv (NYSE: MTA.N and BSE: MTAV.BU), the leading Hungarian telecommunications service provider, today announced that its subsidiary, Makedonski Telekomunikacii (MakTel) held its Annual General Meeting and among other items it has made a decision on dividend payment in a total amount of MKD 2.4 billion (equalling around HUF 9.8 billion using HUF/MKD rate of 4.08 as of 17 April, 2003).

At MakTel’s Annual General Meeting, held on April 18, 2003, it was decided that the company will pay a dividend of MKD 1.2 billion (HUF 4.9 billion) after the profit of year 2002. According to Macedonian Accounting Standards (MAS) MakTel on a standalone basis recorded a net income of MKD 1.2 billion for the year 2002. (MakTel Group according to IFRS recorded a net income of MKD 6.2 billion for the year 2002)

Due to the strong profits and solid cash flow generation in previous years MKD 1.2 billion (HUF 4.9 billion) from the retained earnings of previous years will also be paid to the shareholders.

The receivers of the dividend and their shareholdings are Stonebridge Communications AD (51%), Government of Republic of Macedonia (47.12%), IFC (1.88%).

Stonebridge is entitled to an amount of MKD 1.2 billion (HUF 4.9 billion) as dividend payment. According to the current ownership structure, Matáv has 86.5% stake in Stonebridge.

MakTel, as a legal entity, is the Macedonian parent company of MakTel Group, which is the sole fixed line and the leading mobile operator in Macedonia.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MATAV
HUNGARIAN TELECOMMUNICATIONS CO. LTD
(Registrant)

By:
Szabolcs Czenthe
Head of Investor Relations Department

Date: April 22, 2003